CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIUBTION TO U.S. NEWSWIRE SERVICES

CIBT Files Registration Statement with the SEC

July 19th, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (the “Company”) reports that further to its news release dated November 18, 2009, it filed a registration statement on a Form F-1 on July 15, 2010 with the United States Securities Exchange Commission. The registration statement is available via the following link:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001123870&owner=include&count=40

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

CIBT Education Group Inc.  has filed a registration statement on Form F-1, including a preliminary prospectus (the "Preliminary Prospectus"), with the SEC for the offering to which this press release relates. Before you invest, you should read the registration statement, including the Preliminary Prospectus, and any other documents CIBT Education Group Inc. has filed with the SEC for more complete information about the company and the offering. Investors should rely upon the Preliminary Prospectus and any relevant press release for complete details. You may get these documents and any other documents the company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov, or the link provided above.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.